ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс (3462) 42-64-94, 42-64-95

«07th» July 2006 г. № 46-17-189

[hand over personally by
Securities and Exchange
Division of Corporate Fin
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit information on the significant facts.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 928 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 3 pages.

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities

dlw 7/24

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«07» июля 2006г. № 46-17-189

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

RECEIVED
2006 JUL 21 P 2:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам сообщения о существенных фактах.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 3 л. в 1 экз.

С уважением,

Заместитель генерального
директора по ценным бумагам



С.А.Федоров

Колесникова
(7 3462) 42 65 02

Сообщения о существенных фактах «Сведения о выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Сургутнефтегаз»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «Сургутнефтегаз»***
1.3. Место нахождения эмитента	***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1***
1.4. ОГРН эмитента	***1028600584540***
1.5. ИНН эмитента	***8602060555***
1.6.Уникальный код эмитента, присвоенный регистрирующим органом	***00155-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.surgutneftegas.ru***
1.8. Название периодических печатных изданий, используемых эмитентом для опубликования информации	***«Приложение к Вестнику ФСФР России», газета «Нефть Приобья»***

1.9. Код существенного факта	***0600155А04072006 и 0900155А04072006***

2. Содержание сообщений

2.1. Вид, категория (тип) и иные идентификационные признаки ценных бумаг: ***обыкновенные и привилегированные именные бездокументарные акции ОАО «Сургутнефтегаз».***

2.2. Государственные регистрационные номера выпусков ценных бумаг, дата государственной регистрации:
обыкновенные акции: 1-01-00155-А от 24 июня 2003 года;
привилегированные акции: 2-01-00155-А от 24 июня 2003 года.

2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпусков ценных бумаг: ***ФКЦБ России.***

2.4. Орган управления эмитента, принявший решение о выплате дивидендов по акциям эмитента: ***годовое общее собрание акционеров ОАО «Сургутнефтегаз».***

2.5. Дата принятия решения о выплате дивидендов по акциям эмитента: ***6 мая 2006 года.***

2.6. Дата составления протокола общего собрания акционеров ОАО «Сургутнефтегаз», на котором принято решение о выплате дивидендов по акциям эмитента: ***10 мая 2006 года.***

2.7. Общий размер дивидендов, начисленных на акции эмитента определенной категории (типа):
на обыкновенные акции: 28 580 795 764,00 рубля;
на привилегированные акции: 8 087 098 146,75 рублей;
Размер дивиденда, начисленного на одну акцию определенной категории (типа):
на одну обыкновенную акцию: 0,80 рубля;
на одну привилегированную акцию: 1,05 рубля.

2.8. Форма выплаты доходов по ценным бумагам эмитента: ***Денежные средства.***

2.9. Содержание обязательства эмитента: ***выплата дивидендов за 2005 год;***
Содержание обязательства эмитента в денежном выражении:
на обыкновенные акции: 28 580 795 764,00 рубля;
на привилегированные акции: 8 087 098 146,75 рублей.
Дата окончания выплаты дивидендов (дата, в которую обязательство эмитента должно быть исполнено): ***04.07.2006.***

2.10. Общий размер дивидендов, выплаченных по акциям эмитента определенной категории (типа):
на обыкновенные акции: 28 580 795 764,00 рубля;
на привилегированные акции: 8 087 098 146,75 рублей.

3. Подпись

3.1. ***Генеральный директор ОАО «Сургутнефтегаз»*** ____________________ ***В.Л. Богданов***

3.2. Дата 4 июля 2006г. М.П.

Information on the significant facts
“Information on paid yield on the Issuer’s securities” and
“Information on the period for performance of the Issuer’s liabilities to security holders”.

1. General Information	
1.1. The Issuer’s full corporate name	*Open Joint Stock Company “Surgutneftegas”*
1.2. The Issuer’s abbreviated corporate name	*OJSC “Surgutneftegas”*
1.3. The Issuer’s location	*ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, Russian Federation*
1.4. The Issuer’s OGRN code	*1028600584540*
1.5. The Issuer’s taxpayer identification number (INN)	*8602060555*
1.6.The Issuer’s unique code as assigned by the registering authority	*00155-A*
1.7. Website used by the Issuer to disclose information	*www.surgutneftegas.ru*
1.8. Periodicals used by the Issuer to publish information	*“Prilozheniye k Vestniku FSFR Rossii”, newspaper “Neft Priobya”*

1.9. Code of the significant fact	*0600155A04072006 and 0900155A04072006*

2. Information Content
2.1. Class, category (type) and other identifying attributes of securities: ***ordinary and preferred non-documentary registered shares of OJSC “Surgutneftegas”.***
2.2. Issues state registration numbers, state registration date: ***ordinary shares: 1-01-00155-A as of June 24, 2003; preferred shares: 2-01-00155-A as of June 24, 2003.***
2.3. Registering body that has registered the securities issue: ***Federal Securities Commission of Russia.***
2.4. The Issuer’s managing body which adopted a resolution to pay dividends on the Issuer’s shares: ***annual general shareholders’ meeting of OJSC “Surgutneftegas”.***
2.5. Date when the resolution to pay dividends was adopted: ***May 06, 2006.***
2.6. Date when the minutes of the general shareholders’ meeting of OJSC “Surgutneftegas” were drawn: ***May 10, 2006.***
2.7. Total amount of dividends accrued on the Issuer’s shares of a certain category (type): ***RUR 28,580,795,764.00 for ordinary shares; RUR 8,087,098,146.75 for preferred shares.***

Amount of dividend accrued on one share of a certain category (type):
RUR 0.80 per an ordinary share;
RUR 1.05 per a preferred share.

2.8. Method of yield payment on the Issuer's securities: ***Cash.***

2.9. Issuer's liability: ***dividend payment for 2005;***

Issuer's liability expressed in monetary terms:
RUR 28,580,795,764.00 for ordinary shares;
RUR 8,087,098,146.75 for preferred shares.

Dividend payment end date (the date when the Issuer's liability is to be performed): ***04.07.2006.***

2.10. Total amount of dividends paid on the Issuer's shares of a certain category (type):
RUR 28,580,795,764.00 for ordinary shares;
RUR 8,087,098,146.75 for preferred shares.



3. Signature		
3.1. *Director General OJSC "Surgutneftegas"*	____________	*Vladimir L. Bogdanov*
3.2. Date 04 July, 2006	Stamp	